UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010.

Commission File Number 333-170434

Chuo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

33-1, Shiba, 3-chome

Minato-ku, Tokyo 105-8574

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This report on Form 6-K contains the following:

Extraordinary Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chuo Mitsui Trust Holdings, Inc.

Date: December 27, 2010	By:	/S/ MASARU HASHIMOTO
	Name:	Masaru Hashimoto
	Title:	Senior Executive Officer

[Translation]

Cover

Document filed:	Extraordinary Report

Submitted to:	Director-General of the Kanto Local Finance Bureau

Filing date:	December 24, 2010

Company name:	Chuo Mitsui Trust Holdings Kabushiki Kaisha

English name of company:	Chuo Mitsui Trust Holdings, Inc. (the “Company”)

Representative’s name and title:	Kazuo Tanabe, President

Location of head office:	33-1, Shiba 3-chome Minato-ku, Tokyo

Telephone number:	03 (5445) 3500 (main switchboard)

Name of contact person:	Kaizou Satou, Deputy General Manager, General Affairs Department

Nearest place to contact:	33-1, Shiba 3-chome Minato-ku, Tokyo

Telephone number:	03 (5445) 3500 (main switchboard)

Name of person in charge:	Kaizou Satou, Deputy General Manager, General Affairs Department

Places where a copy of this document is available for public inspection:

Tokyo Stock Exchange
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)

Osaka Securities Exchange
(8-16, Kitahama 1-chome, Chuo-ku, Osaka)

Nagoya Stock Exchange
(8-20, Sakae 3-chome, Naka-ku, Nagoya)

[NOTICE: This Filing of Extraordinary Report is a translation of the Japanese language original for convenience purpose only, and in the event of any discrepancy, the Japanese language original shall prevail.]

December 24, 2010

To whom it may concern:

Chuo Mitsui Trust Holdings, Inc.

President: Kazuo Tanabe

Filing of Extraordinary Report

1. Reason for Filing

Given that the proposals were resolved at the Extraordinary General Meeting of Shareholders of Chuo Mitsui Trust Holdings, Inc., (the “Company”) (Agenda Items 1 and 2 double as the Agenda of the Class Shareholders Meeting of Common Shareholders) held on December 22, 2010, the Company filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1)	Date on which the Extraordinary General Meeting of Shareholders was Held
December 22, 2010

(2)	Matters resolved

Agendum 1:	Matters concerning approval of the Share Exchange Agreement between the Company and The Sumitomo Trust and Banking Co., Ltd.

The statutory share exchange agreement between the Company and The Sumitomo Trust and Banking Co., Ltd. (the “Share Exchange Agreement”) was resolved and approved.

Agendum 2:	Matters concerning partial amendments to the Articles of Incorporation.

Subject to the Share Exchange Agreement becoming effective, the Company will change the trade name, location of head office, method of public notice, total number of shares authorized to be issued and total number of shares of class authorized to be issued, provisions relating to preferred stock and other necessary changes to the Articles of Incorporation. This resolution will become effective at the time the Share Exchange Agreement becomes effective.

Agendum 3:	Matters concerning election of five (5) Directors

Messrs. Hitoshi Tsunekage, Kiyoshi Mukohara, Akio Otsuka, Junichi Sayato and Tetsuo Ohkubo, have been newly elected. This resolution will become effective at the time the Share Exchange Agreement becomes effective.

Agendum 4:	Matters concerning election of three (3) Auditors

Messrs. Teruhiko Sugita, Hitoshi Maeda and Toshio Hoshino, have been newly elected. This resolution will become effective at the time the Share Exchange Agreement becomes effective.

Agendum 5:	Matters concerning payment of retirement compensation incidental to the abolishment of retirement allowance program for Directors and Auditors

Upon the abolishment of the retirement allowance program, retirement compensation corresponding with each of the Directors and Auditors’ service terms through March 31, 2011 shall be paid to each of them upon their respective retirements from their positions as the Directors or the Auditors, provided that such compensation is within the reasonable range based on the relevant standards set by the Company, and the decision of the amounts and procedures for the payment shall be entrusted to the Board of Directors for the payment in respect of the Directors and to the discussions among the Auditors for the payment in respect of the Auditors.

(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Requirements	Voting Result and Approval Rate (%)
Agendum 1
Approval of the Share Exchange Agreement between the Company and The Sumitomo Trust and Banking Co., Ltd.	1,250,434	138,754	605	Note 2	Approved	87.79%
Agendum 2
Partial amendments to the Articles of Incorporation	1,240,624	148,534	605	Note 2	Approved	87.11%
Agendum 3
Election of five (5) Directors
Hitoshi Tsunekage	1,152,364	202,919	153	Note 3	Approved	82.91%
Kiyoshi Mukohara	1,152,836	202,447	153	Note 3	Approved	82.94%
Akio Otsuka	1,152,842	202,441	153	Note 3	Approved	82.94%
Junichi Sayato	1,137,971	217,312	153	Note 3	Approved	81.87%
Tetsuo Ohkubo	1,137,967	217,316	153	Note 3	Approved	81.87%
Agendum 4
Election of three (3) Auditors
Teruhiko Sugita	1,213,920	141,365	153	Note 3	Approved	87.34%
Hitoshi Maeda	1,238,402	116,882	153	Note 3	Approved	89.10%
Toshio Hoshino	1,238,490	116,794	153	Note 3	Approved	89.10%
Agendum 5
Payment of retirement compensation incidental to the abolishment of retirement allowance program for Directors and Auditors	1,050,276	284,149	21,014	Note 1	Approved	75.56%

[Notes]

1.	Approval of a majority of the voting rights held by the shareholders present at the meeting is required.
2.

Approval of not less than two-thirds ( 2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third ( 1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required.

3.

Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third ( 1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

The requirements for resolution were satisfied by total numbers of voting rights that were exercised up to the day before the Meeting and voting rights of partial shareholders who attended the Meeting, that approval and disapproval for each agendum were confirmed, and all agenda were resolved under the Companies Act.

Due to the above reason, voting rights of shareholders who attended the Meeting, that approval, disapproval and abstentions were not confirmed, have not been counted.